Exhibit 99.102


                                  TELCO S.P.A.

              Registered office: Via Filodrammatici 3, Milan, Italy
              Share capital: (euro) 3,588,288,430.80 fully paid up
                 Registration no. in Milan Companies' Register,
                Tax identification code and VAT no.; 05277610969


                                  PRESS RELEASE
                                  -------------

With reference to the demerger request submitted by Sintonia on 28 October 2009, an extraordinary general meeting of Telco shareholders was held today, and following the Board of Directors' proposal, a resolution was unanimously approved to proceed with the following transaction as an alternative mechanism to the proposed demerger: (i) Sintonia will acquire in cash the Telecom Italia shares held by Telco attributable to it, (ii) at the same time Telco will buy back in cash and cancel the entire shareholding owned by Sintonia in the share capital of Telco.

The deal would be structured as follows, to take place in the context of a single transaction:

- Telco selling to Sintonia the 275.1 million ordinary Telecom Italia shares attributable to it, equal to 2.06% of Telecom Italia's ordinary share capital, at a price of (euro)2.2 per share, for a total outlay of approx.
     (euro)605m; and

- a voluntary reduction of approx. (euro)301m in the share capital of Telco, to be implemented by acquiring and cancelling the 162.8 million class A shares which make up Sintonia's shareholding in Telco (equal to 8.39% of this company's share capital). The consideration, equal to the net asset value of Telco pro-rata to Sintonia's interest, has been calculated based on a value of (euro)2.2 per share for the Telecom Italia investment and is currently estimated at approx. (euro)295m. The definitive amount will be determined based on an asset situation nearer to closing, expected by the year-end.

MILAN, 26 NOVEMBER 2009